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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of March, 2003




                             CRESUD S.A.C.I.F. AND A
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                    HIPOLITO YRIGOYEN 440, 3RD FLOOR, (1001)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F [X]    Form 40-F [ ]




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ]    No [X]





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                             CRESUD S.A.C.I.F. AND A
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K


            Attached is an English translation of the summary of the letter dated on March 26, 2003 filed by Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores.



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By letter dated March 26, 2003, the Company reported that a holder of Company's
Convertible Notes exercised his conversion right. Hence, the Company shall issue 8,036 shares, face value pesos 1 (V$N 1) each, and cancel Convertible Notes for an amount of U$S 4,081. The conversion was performed according to terms and conditions established in the prospectus of issuance at the conversion rate of
1.96928 shares, face value pesos 1 per Convertible Note of face value U$S 1. As a result of that conversion the amount of shares of the Company goes from 124,638,866 to 124,646,902. On the other hand, the amount of registered Convertible Notes is U$S 49,815,916.





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                                   SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                                     CRESUD S.A.C.I.F. AND A


                                 By: /S/ Saul Zang
                                     ------------------------------------------
                                     Name: Saul Zang
                                     Title: Second Vice Chairman of the
                                        Board of Directors





Dated: March 26, 2003